PROKOM
SOFTWARE SA

FAX

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**
81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666, fax: +48 58 628 6677

SUPPL

date: 10 Feb 2003 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.21 Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **BANK OF NEW YORK HAS INCREASED NUMBER OF THE COMPANY'S SHARES**

The Management Board of Prokom Software SA informs, that:

the Company received information from the Bank of New York, that as the result of purchasing shares, Bank of New York is the proprietor of 1,863,283 ordinary bearer's shares of Prokom Software S.A., which constitute 13.77% of the share capital and entitle to execution of 13.05% of votes at the General Shareholders Meeting.

10 Feb 2003 Krzysztof Wilski
Vice President of the Management Board

03003743

PROCESSED
MAR 0 3 2003
THOMSON
FINANCIAL

03 FEB 10 AM 7:21